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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                                 Entegris, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29362U104
                         ------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29362U104                        13G                 Page 2 of 5 Pages
          ---------
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 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Entegris, Inc. Employee Stock Ownership Plan
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     Not Applicable.
                            (a) [_]
                            (b) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


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 4         CITIZENSHIP OR PLACE OF ORGANIZATION  The Entegris, Inc. Employee
           Stock Ownership Plan shall be construed according to the laws of the State of Minnesota, except to the extent that such laws have been specifically preempted by ERISA or other federal legislation.
--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER

                                              0
                                      ------------------------------------------
NUMBER OF                              6      SHARED VOTING POWER
SHARES
BENEFICIALLY                                  17,910,514
OWNED BY                              ------------------------------------------
EACH                                   7      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                        17,910,514
WITH                                  ------------------------------------------
                                       8      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,910,514
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           26.17%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           EP
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.

         (a)      Name of Issuer:

                  Entegris, Inc.

         (b)      Address of Issuer's Principal Executive Office:

                  3500 Lyman Boulevard
                  Chaska, MN 55318

Item 2.

         (a)      Name of Person Filing:

                  Entegris, Inc. Employee Stock Ownership Plan

         (b)      Address of Principal Business Office:

                  c/o Stephen J. Hartman, Jr.
                  HSBC Bank USA
                  140 Broadway, 11th Floor
                  New York, NY  10005-1180

         (c)      Citizenship:

                  Not applicable.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  29362U104

Item 3.

         (a)-(e)  Not Applicable.

         (f)  x   Employee Benefit Plan, Pension Plan which is subject to the
             ---  provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

         (g)-(h)  Not applicable.

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Item 4.  Ownership

         (a)      Amount beneficially owned as of December 31, 2001:

                  17,910,514

         (b)      Percent of Class:

                  26.17%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)   sole power to vote or direct the vote:

                        0

                  (ii)  shared power to vote or direct the vote:

                        17,910,514

                  (iii) sole power to dispose or direct the disposition of:

                        17,910,514

                  (iv)  shared power to dispose or to direct the disposition of:

                        0

Item 5.           Not Applicable.

Item 6. The reporting person is trustee ("Trustee") for the Entegris, Inc. Employee Stock Ownership Plan ("ESOP"). As Trustee, the reporting person is deemed to beneficially own the shares listed in response to Item 4(a), which represent shares of Common Stock held by the ESOP. As Trustee, the reporting person has the right to receive, and the power to direct the receipt of, dividends from the shares.

Items 7-10.       Not Applicable.


                                   Page 4 of 5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001

                                       ENTEGRIS, INC. EMPLOYEE
                                       STOCK OWNERSHIP PLAN

                                       BY: HSBC Bank USA, solely in its
                                           capacity as Trustee


                                       By: /s/ Stephen J. Hartman, Jr.
                                           -------------------------------------
                                           Stephen J. Hartman, Jr.
                                           Senior Vice President,
                                           Trust and Investment Management


                                   Page 5 of 5